Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2006 DEC -5 P 2:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date : November 8, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

06018947

Dear Sir,

Sub : Audited Financial Results for the half year ended 30th September 2006

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 22nd November 2006 to consider interalia and approve the Audited Financial Results of the Company for the half year ended 30th September 2006 and the same shall be published on or before 24th November 2006.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

PROCESSED
DEC 11 2006
THOMSON
FINANCIAL

12/5

IS/ISO 9001 : 2000

Apollo Hospitals
CHENNAI
touching lives

Date : November 18, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub :- Application for In-Principle-Approval for Listing of equity shares to be issued and allotted to the Promoters/Promoter Group.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please be informed that the Committee of Board of Directors at its meeting held on 3rd June 2005 approved and allotted 1,039,965 Share Warrants to the following promoters with an option to convert each warrant into one equity share at a price of Rs. 334.15 per share within 18 months from the date of allotment i.e., on or before 2nd December 2006.

Sl.No.	Name of the Allottees	No. of Warrants subscribed
1.	Dr. Prathap C Reddy	5,000
2.	Ms. Sucharitha Reddy	5,000
3.	Ms. Preetha Reddy	5,000
4.	Ms. Suneeta Reddy	5,000
5.	Ms. Shobana Kamineni	5,000
6.	Ms. Sangita Reddy	5,000
7.	PCR Investments Limited	1,009,965
	Total	**1,039,965**

Apollo Hospitals
CHENNAI
touching lives

Now, the Company is proposing to allot 1,039,965 equity shares to the said promoters on receipt of 90% of the total consideration at its Board Meeting to be held on 22nd November 2006.

In this regard, kindly let us know the formalities for obtaining in-principle approval for listing the said equity shares to be issued and allotted to the Promoters.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
& COMPANY SECRETARY

IS/ISO 9001 : 2000

Apollo Hospitals
CHENNAI
touching lives

Date : November 22, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C, 20549-0302

Dear Sir,

Sub : Audited Financial Results for the half year ended 30th September 2006

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letter dated 8th November 2006, the Board of Directors at its meeting held on 22nd November 2006 has taken the following decisions:-

1. The Audited Accounts of the Company for the half year ended 30th September 2006 were approved as per annexure enclosed.

2. The allotment of 1,039,965 equity shares to the following promoters were approved upon conversion of share warrants allotted to them on 3rd June 2005.

Sl.No.	Name of the Promoters	No. of Shares Allotted
1.	Dr. Prathap C Reddy	5,000
2.	Ms. Sucharitha Reddy	5,000
3.	Ms. Preetha Reddy	5,000
4.	Ms. Suneeta Reddy	5,000
5.	Ms. Shobana Kamineni	5,000
6.	Ms. Sangita Reddy	5,000
7.	PCR Investments Limited	1,009,965
	Total	**1,039,965**

Consequent to the above allotment, the paid up share capital of the company has been increased from Rs. 505.99 million to 516.39 million.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
& COMPANY SECRETARY

IS/ISO 9001 : 2000

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Audited Financial Results for the half year ended 30th September 2006

(Rs.in Millions)

Sno	Particulars	Audited Quarter Ended 30.9.2006	Audited Quarter Ended 30.9.2005	Audited Half year Ended 30.9.2006	Audited Half year Ended 30.9.2005	Audited Year Ended 31.3.2006
1	Income from Services	2207	1788	4248	3360	7078
2	Other Income	27	36	38	38	112
	Total Income	2234	1824	4286	3398	7190
3	Total Expenditure					
	(a) Increase/Decrease in Stock in trade	-	-	-	-	-
	(b) Material consumption	1124	888	2157	1680	3602
	(c) Staff Cost **	305	236	595	450	984
	(d) Other expenditure	97	82	189	165	323
	(e) General Administrative Expenses **	292	236	554	394	851
	(f) Selling and Distribution Expenses	22	26	34	40	77
	(g) Accreditation Expenses #	0	10	0	18	92
4	Interest	45	29	74	63	117
5	Depreciation	76	65	150	125	261
6	Profit (+)/Loss(-) before Extraordinary Item and Tax (1+2-3-4-5)	273	252	533	463	883
7	Extraordinary Item (Profit on sale of equity held in The Lanka Hospitals Corporation Ltd)	325	-	325	-	-
8	Profit (+)/Loss(-) before tax (6+7)	598	252	858	463	883
9	Provision for Taxation					
	Current	94	82	169	142	253
	Deferred	(2)	(2)	8	7	15
	Fringe Benefit tax	4	3	6	5	13
10	Net Profit (+) / Loss (-) (8-9)	502	169	675	309	602
11	Paid-up equity share capital (Face value Rs.10/- per share)	506	506	506	506	506
12	Reserves excluding Revaluation Reserves (Year End)					6039
13	EPS for the period for the year to date and for previous year					
	Before Extraordinary Item					
	Basic	*3.50	*3.42	*6.91	*6.79	12.53
	Diluted	*3.43	*3.35	*6.78	*6.63	12.26
	After Extraordinary Item					
	Basic	*9.92	*3.42	*13.34	*6.79	12.53
	Diluted	*9.72	*3.35	*13.07	*6.63	12.26
14	Total Public Shareholding (##)					
	(a) Number of Shares	30,525,697	27,337,611	30,525,697	27,337,611	29,550,380
	(b) Percentage of Shareholding	60.33	54.03	60.33	54.03	58.40
	* Not Annualised					

\# One time expenditure incurred for upgradation of main hospitals at Chennai & Hyderabad in line with requirements of Joint Commission for International Accreditation (JCIA)

** Consequent to the pursuit of Retail Pharmacy expansion strategy, these expenses have registered an increase.

\## Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

Place : Chennai

Date : November 22, 2006

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Half year ended 30th September 2006

(Rs. in Mio)

Particulars	Audited Quarter Ended 30.9.2006	Audited Quarter Ended 30.9.2005	Audited Half year Ended 30.9.2006	Audited Half year Ended 30.9.2005	Audited Year Ended 31.3.2006
1.Segment Revenue (Net Sales / Income from each segment)					
a) Hospital Division [4]	2532	1802	4573	3375	7101
b) Others	27	22	38	23	89
SUB - TOTAL	2559	1824	4611	3398	7190
Less : Intersegmental Revenue	-	-	-	-	-
Net Sales / Income from Operations	2559	1824	4611	3398	7190
2.Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)					
a) Hospital division	616	259	894	503	911
b) Others	27	22	38	23	89
SUB - TOTAL	643	281	932	526	1000
Less : (i)Interest (Net)	45	29	74	63	117
(ii)Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
Total Profit Before Tax	598	252	858	463	883
3. Capital Employed (Segment Assets-Segment Liabilities)					
a) Hospital Division	7617	5171	7617	5171	6130
b) Others	925	2347	925	2347	1225
TOTAL	8542	7518	8542	7518	7355

Notes :

1 The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 22nd November 2006

2 Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 30th September 2006

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 30th June 2006	Recd during the quarter	Disposed off during the quarter	Lying unresolved as on 30/09/2006
Nil	25	25	Nil

3 Pursuant to Accounting Standard-15 (Revised) on employee benefits issued by the Institute of Chartered Accountants of India being made mandatory w.e.f 1st April 2006, adjustment on account of employee benefits upto 31st March 2006 will be dealt with in the opening general reserve at the year end as per transitional provisions. The additional charge for the half year is Rs. 12 million

4 Income from Hospital Division includes Extraordinary Item of profit on sale of equity held in The Lanka Hospitals Corporation Ltd

5 Previous year figures have been regrouped wherever necessary

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED
DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN